Filed by Tesla Motors, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Filer: Tesla Motors, Inc.

Subject Company: SolarCity Corporation

Form S-4 File No.: 333-213390

Date: October 25, 2016

The following presentation was given by Tesla to Institutional Shareholder Services Inc. on October 25, 2016.

*         *          *          *

TESLA TO ACQUIRE SOLARCITY TESLA Solarcity Presentation to Proxy Advisory Firms October 2016

DISCLAIMERS

FORWARD-LOOKING STATEMENTS; ADDITIONAL INFORMATION

Certain statements in this document, including statements relating to the proposed combination of SolarCity Corporation ("SolarCity") and Tesla Motors, Inc. ("Tesla") and the combined company's future financial condition, performance and operating results, strategy and plans are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. In addition to factors previously disclosed in Tesla's and SolarCity's reports filed with the U.S. Securities and Exchange Commission (the "SEC") and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the transaction, including requisite approval by Tesla and SolarCity stockholders, on a timely basis or at all; delay in closing the transaction; the ultimate outcome and results of integrating the operations of Tesla and SolarCity and the ultimate ability to realize synergies and other benefits; business disruption following the transaction; the availability and access, in general, of funds to meet debt obligations and to fund ongoing operations and necessary capital expenditures; and the ability to comply with all covenants in the indentures and credit facilities of Tesla and SolarCity, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross-default provisions.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Tesla's and SolarCity's most recent reports on Form 10-K and Form 10-Q and other documents of Tesla and SolarCity on file with the Securities and Exchange Commission. Tesla's and SolarCity's SEC filings are available publicly on the SEC's website at www.sec.gov. Any forward-looking statements made or incorporated by reference herein are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, Tesla and SolarCity undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The transaction will be submitted to the stockholders of each of SolarCity and Tesla for their consideration. In connection with the proposed merger, Tesla has filed with the SEC a Registration Statement on Form S-4 (Registration Statement No. 333-213390) containing a joint proxy statement/prospectus of SolarCity and Tesla. The Registration Statement was declared effective by the SEC on October 12, 2016, and SolarCity and Tesla mailed the definitive joint proxy statement/prospectus to stockholders of SolarCity and Tesla on or about October 13, 2016. Tesla and SolarCity also plan to file other relevant documents concerning the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOLARCITY AND TESLA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website, www.sec.gov.

NO OFFER OR SOLICITATION

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

SolarCity, Tesla, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SolarCity and Tesla stockholders in connection with the proposed transaction. Information regarding the interests of the persons who may, under the rules of the SEC, be deemed participants in the solicitation of SolarCity and Tesla stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus, which was filed with the SEC on October 12, 2016. You can find more detailed information about SolarCity's executive officers and directors in its definitive proxy statement filed with the SEC on April 21, 2016. You can find more detailed information about Tesla's executive officers and directors in its definitive proxy statement filed with the SEC on April 15, 2016.

TESLA

TODAY'S PRESENTERS

ROBYN DENHOLM
Independent Director

ELON MUSK
Chairman and Chief Executive Officer

TODD MARON
General Counsel and Corporate Secretary

JASON WHEELER
Chief Financial Officer

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EXECUTIVE SUMMARY

COMBINATION CONSISTENT WITH TESLA'S MISSION AND ACCELERATES LONG-TERM GROWTH STRATEGY

- Tesla's long-term purpose is to help expedite the move from a mine-and-burn hydrocarbon economy towards a solar electric economy
- Focused on innovative integration of energy generation, storage and consumption to accelerate transition to a sustainable future

STRATEGIC COMBINATION CREATES THE WORLD'S ONLY INTEGRATED SUSTAINABLE ENERGY COMPANY

- Accelerates the transition to sustainable energy by enhancing the value proposition of solar + storage
- Drives product development and innovation by fully integrating each company's product suite and leveraging Tesla's expertise in electrical engineering and manufacturing

HIGHLY COMPLEMENTARY OFFERINGS

- Leverages Tesla's design and manufacturing expertise to drive development of beautiful, differentiated and technologically superior products
- Customers of the two companies have shared ideals and benefit from the combined offerings of solar products, energy storage and electric vehicles

TESLA HAS A TRACK RECORD OF SUCCESS

- EV market leader and has built the world's largest high-speed EV charging network
- Develops innovative energy storage products (Powerwall and Powerpack)

SUBSTANTIAL COST EFFICIENCIES AND REVENUE SYNERGIES DRIVE IMPROVED CASH FLOW

- $150mm of direct cost synergies from sales & marketing efficiencies and overhead savings expected to be achieved in the first full year after closing
- Apply Tesla cost discipline and partnership approach to the combined company's capital expenditure roadmap and cost structure
- Combining Tesla and SolarCity allows for SolarCity's products to benefit from Tesla's loyal customer following and large retail footprint, leading to the potential for significantly increased revenue

TESLA BOARD OF DIRECTORS CONDUCTED A THOROUGH AND FAIR PROCESS

- Over the course of many meetings, and with the assistance of independent financial and legal advisors, the Tesla Board of Directors reviewed the strategic and financial implications of the transaction and considered its financial advisor's view that SolarCity was the most attractive asset for Tesla in the solar energy industry
- The deal was approved by the Tesla Board after comprehensive due diligence, deliberation and arms-length extensive negotiations

TESLA HAS CONDUCTED EXTENSIVE SHAREHOLDER OUTREACH

- Tesla has actively engaged and had discussions with investors who hold a majority of Tesla unaffiliated shares
- The vast majority of Tesla's large institutional investors understand the strategic rationale of the combination and how it accelerates Tesla's long-term strategy

TESLA
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AGENDA

I. STRATEGIC RATIONALE

II. FINANCING AND LIQUIDITY

III. GOVERNANCE AND PROCESS

IV. CONCLUSION

APPENDIX

TESLA

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I. S T R A T E G I C R A T I O N A L E6 ? TESLA . C O M

ACCELERATING TESLA'S LONG-TERM STRATEGY

TESLA HAS ALWAYS SOUGHT TO HELP EXPEDITE THE MOVE FROM A MINE-AND-BURN HYDROCARBON ECONOMY TOWARDS A SOLAR ELECTRIC ECONOMY

The Secret Tesla Motors Master Plan, August 2, 2006


TESLA

- Innovative vertical integration of energy generation, storage and consumption to develop sustainable energy products
- Tesla's residential, commercial and utility-scale energy storage products introduced in 2015
  - Storage increases electric system efficiency, leading to lower cost overall to customers and grid operators
  - Storage allows for higher levels of renewable penetration, while supporting grid operations broadly
- Gigafactory supports global scale production of lithium-ion batteries

TESLA

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T O D A Y ’ S E N E R G Y L A N D S C A P ERecord High CO2 Levels400300 PPM200-400,000 -300,000 -200,000 -100,000 0 YearsSource: Mauna Loa Observatory, Vostok Ice Core, Law Dome Ice CoreSustainable Transportation• One-third of all fossil fuels consumed in the United States is used in transportation and another third is used in electricity production• Tesla has created a market for electric vehicles and established itself as the world’s fastest-growing automaker, accelerating the transition to a sustainable energy futureUS Energy Production• 82% of total energy consumed is produced from fossil fuels• One-third of all fossil fuels consumed in the United States is used in transportation and another third is used in electricity production• 94% of CO2 emissions result from fossil fuel combustion• ~ 7,000 million metric tons of CO2 equivalent produced annually Source: U.S. EPASolar Landscape• The sun’s potential as a renewable energy source is limited by intermittency; energy needs extend beyond daylight hours• Opposition to net metering programs in the US threatens homeowners’ ability to sell excess generation back to the grid• Aesthetics and cost of current solar systems can be significantly improved8 ? TESLA . C O M

A HIGHLY COMPLEMENTARY, STRATEGIC COMBINATION

STRATEGIC COMBINATION CREATES THE WORLD'S ONLY INTEGRATED SUSTAINABLE ENERGY COMPANY

- Creates a vertically integrated energy company offering end-to-end clean energy products
- With a Model S, Model X, or Model 3, a solar panel system, and a Powerwall, consumers can deploy and consume energy in an efficient and sustainable way, lowering costs and minimizing dependence on fossil fuels and the utility grid

EXPANDS ADDRESSABLE MARKET

- Expands Tesla's total addressable market to include the solar market, a $12bn[1] market in the US alone that is expected to grow at a compounded annual growth rate of 15% and 20% in the next 5 years
- Huge opportunity in roof market as five million US households replace roofs each year
- Customers of the two companies have shared ideals and benefit from the combined offerings of solar products, energy storage and electric vehicles

LEVERAGES CORE COMPETENCIES OF EACH COMPANY

- Tesla's experience in design, engineering, and manufacturing will help to advance solar panel technology, including by making solar panels more aesthetically pleasing
- Combination enables Tesla to provide the best possible installation service for Powerwalls and charging systems by utilizing SolarCity's best-in-class installation team and also allows Tesla to leverage SolarCity's expertise in offering customer-friendly financing products

SUBSTANTIAL COST EFFICIENCIES AND REVENUE SYNERGIES

- $150mm of direct cost synergies expected in the first full year after closing, driven by sales & marketing efficiencies and corporate & overhead savings
- Leverage Gigafactory's global scale battery cell production facility for reduced production costs
- Drive revenue synergies through simplifying access to sustainable energy products and leveraging complementary channel strengths

GREAT CULTURAL FIT

- Shared mission of sustainability, innovation and overcoming challenges that stand in the way of progress toward these goals

(1) Value of new US residential and commercial and industrial solar installations

TESLA

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CREATES THE WORLD'S ONLY INTEGRATED SUSTAINABLE ENERGY COMPANY

SUSTAINABLE ENERGY GENERATION

- Solar has become the most affordable renewable energy source due to lower component costs and system prices
- With the federal ITC extended through 2021 (from its prior expiration in 2016), US solar is expected to account for more than 6% of operating electric generating capacity by 2021, compared to just 0.3% at the beginning of this decade
  - In the first half of 2016, solar accounted for 26% of all new electric generating capacity brought on-line in the US



Source US Solar Market Insight Q3 2016, Greentechmedia



ENERGY STORAGE

- The ability to fully harness the sun's potential as an energy source is limited by its intermittency and inability to access energy at night
  - **Energy storage solves both these problems**
- Key Benefits of solar + storage:
  - Store solar energy for use at night
  - Provide emergency backup power
  - Shift energy consumption to times when electricity is cheaper
  - Reduce peak demand charges
  - Participate in demand response programs
  - Reduces reliance on net-metering subsidies

SUSTAINABLE TRANSPORTATION

- To create sustainable transportation, energy sources also need to be renewable. Solar is a highly efficient source of sustainable energy
- Demand for battery electric vehicles has risen significantly in the past four years, growing at an ~85% CAGR in North American region
- Declining battery costs and improvements in vehicle range are expected to further accelerate growth of electric vehicle adoption
- Tesla's product innovation, global network of world's largest high-speed charging stations and sales and service centers have accelerated widespread adoption of electric vehicles



TESLA

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LEVERAGE TESLA'S DESIGN EXPERTISE AND DISTRIBUTION TO DRIVE SOLAR ENERGY ADOPTION

HIGHLY COMPLEMENTARY OFFERINGS



SOLAR ROOFING



POWERWALL/ POWERPACK



GRID SERVICES SOFTWARE

- Accelerate development of beautiful, differentiated and technologically superior products
- Leverage Gigafactory's ability to produce cells that support combined Tesla / SolarCity products, enabling greater economies of scale
- Fully integrated product suite for a seamless user experience, delivering an improved, lower-cost product for customers
- Develop products for residential, commercial and grid-scale applications

CROSS-SELLING SYNERGIES LEVERAGING TESLA DISTRIBUTION

- 190+ retail locations, 3 million engaged store visitors annually
- Broadened geographic growth opportunities via Tesla's international reach
- Customers have overlapping product interest
- Single ordering experience, installation and service contact
- Potential to expand solar offerings into new US and international markets


TESLA STORES & GALLERIES
SOLARCITY COVERAGE

TESLA

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DRIVING SHAREHOLDER VALUE AND REDUCING CUSTOMER COSTS



GIGAFACTORY ENABLES LOW COST ENERGY STORAGE

- Gigafactory is on track to begin cell production later this year and will quickly scale to become the world's largest lithium ion cell manufacturing facility
- By reducing storage cost with Gigafactory cells, Tesla will ramp production of energy storage products that complement solar energy systems
- Leverage Gigafactory's ability to produce cells that would support combined Tesla / SolarCity products, enabling greater economies of scale

DRIVES INNOVATIVE PRODUCT DEVELOPMENT

- Combining both companies' technology expertise speeds the development of new innovative products

INCREASE CUSTOMER CONVENIENCE AND LOWER NON-SYSTEM COSTS

- By lowering sales and installation costs, the combined company provides a better customer experience and increases shareholder value

SHIFT FROM LEASING TO SELLING SOLAR

- Tesla intends to continue the transition initiated by SolarCity from leasing to selling solar systems
- This transition improves profitability and reduces the need to raise money from investors

ACCELERATE TRANSITION TO A SUSTAINABLE FUTURE

- Tesla's electric vehicles are catalyzing the transition to sustainable transportation
- In the same way, more compelling solar energy systems will drive solar adoption and accelerate the transition to a sustainable future, with lower customer costs and greater energy security

TESLA

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SOLARCITY MARKET LEADERSHIP

LEADERSHIP

- SolarCity is the #1 provider of residential and commercial solar


% OF SOLARCITY MARKET SHARE
Commercial
Residential
3%
7%
6%
8%
6%
11%
5%
17%
7%
25%
7%
33%
14%
35%
2009
2010
2011
2012
2013
2014
2015

Source: SolarCity Q2 2016 earnings presentation

VERTICAL INTEGRATION

Module Manufacturing

- High-efficiency module manufacturing across multiple facilities while also nearing completion on a 1 GW manufacturing facility in Buffalo

Sales and Lead Generation

- National sales organization, with a substantial direct sales force

Financing

- Innovative solar financing options help reduce SolarCity's cost of capital and make solar energy more accessible and affordable

Installation

- Comprehensive approach to system installation, from obtaining necessary building permits to arranging for interconnection to the power grid

Monitoring

- Proprietary monitoring systems, providing customers with a real-time view of their energy generation and consumption, ensuring continuing optimal system performance

INNOVATION

- Highly differentiated technology portfolio
  - Leading solar cell and module technology that offers high module efficiency of 22%+
  - Efficient, attractive mounting systems, offering superior aesthetics, faster installation and lower cycle times
- Low-cost energy supplier
  - Breadth of financing alternatives enables the lowest fully-installed cost in residential solar
- Investment in nationwide infrastructure
  - Experienced nationwide sales and installation teams

TESLA

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ACQUISITION IS THE RIGHT STRATEGY TO MAXIMIZE SHAREHOLDER VALUE

- **No duplication of roles**
  - Tesla can leverage SolarCity's existing installer network, customer support and service infrastructure, and solar engineering and construction capabilities
  - Remove duplication in sales and General & Administrative functions
- **Seamlessly integrated products**
  - As separate entities, Tesla and SolarCity are each developing their own customer apps, Powerwall aggregation software, and Powerpack control algorithms. Post-acquisition, there will be a single engineering team working to develop a single suite of seamlessly integrated products
  - Tesla can leverage SolarCity's existing sales tools (e.g., customer savings calculator) to develop sophisticated tools for combined solar + storage offering
- **Perfect information flow**
  - Combined company has full visibility into cost and product roadmap for solar + storage, and can pool technical/economic modelling skills, enabling aggressive bids into commercial & industrial (C&I) and utility projects
  - Can leverage this combined know-how globally, not just in SolarCity territory
- **Vertical Integration / No margin stacking**
  - Residential, C&I and utility customers benefit from a single counterparty who is responsible for all system issues
  - No margin stacking means combined company can offer customers a lower system price
- **$150mm of direct cost synergies expected to be achieved in first full year after closing**

Hawaii Case Study

- First-of-its-kind utility scale solar + storage system providing reliable renewable energy that is readily and consistently available through storage
- Tesla Powerpacks will store solar energy generated during daylight hours for later dispatch during evening (non-daylight) peak hours
- Will feed up to 13 MW of electricity onto the grid to reduce peak demand
- On track for substantial completion by the end of 2016
- Developed by SolarCity in collaboration with Tesla. As a combined company, Tesla/SolarCity could have further optimized design, schedule and project economics to improve offering and increase margin



TESLA

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WHY NOW?

CONVERGENCE OF PRODUCT ROADMAPS

- Tesla is planning an imminent launch of next generation Powerwall and Powerpack
  - Products will have increased energy capacity and be easier to install and integrate with solar systems
- SolarCity is planning an imminent launch of new, improved solar panels and a solar roof with significantly improved efficiency and aesthetics
  - Tesla's expertise in aesthetics and design enable rapid transition and seamless execution of new, improved panels

ON THE THRESHOLD OF A MARKET EXPANSION

- Market dynamics suggest a forthcoming ramp up in solar adoption
  - Improved aesthetics of the solar roof will make the product much more desirable
  - Innovation and scale drives cost savings tipping point for customers
- Huge market opportunity as five million US households replace roofs each year

SolarCity getting ready to produce highly differentiated integrated solar roof systems



Tesla's next-gen energy storage products are ready to scale



Gigafactory on track to ramp battery production



TESLA

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TESLA'S TRACK RECORD OF SUCCESS

- **EV Market Leader**
  - Over 160,000 Tesla vehicles delivered to date – grew market share[1] from 8% in 2013 to 18% in 2015
  - Volume production and deliveries of Model 3 scheduled for late 2017
  - Features include battery packs that achieve world's longest highway range of 315 miles, vehicle speeds of 0 to 60 mph in under 3 seconds, over a 4G LTE network and a steady stream of over-the-air software updates
- **Has Built the World's Largest High-Speed EV Charging Network**
  - ~715 high-speed supercharger charging stations in an expanding network spanning North America, Europe and Asia
  - Number of stations expected to greatly expand worldwide
- **Innovative Energy Storage Technology**
  - Powerwall and Powerpack lithium-ion energy storage systems enable elegant and effective solar load shifting, grid services, and backup power
  - Energy storage applications range from single homes to large utility-scale projects, such as the Southern California Edison Mira Loma substation project, which, when complete, will be the world's largest lithium ion battery storage plant
  - Offerings are differentiated by high efficiency, complete system integration, compact footprint, and low cost
- **Gigafactory Progress**
  - Expected to support the production of energy storage products and ~500,000 vehicles annually
  - Estimated to produce more lithium ion cells by 2018 than all of the world's combined output in 2013

WORLD'S FASTEST GROWING CAR COMPANY

MODEL S SHARE IN CURRENT TESLA MARKETS GLOBALLY[1]


8%
11%
18%
2013
2014
2015

(1) Source: IHS Global Sales and Registrations, IHS Light Vehicle Forecast (Hong Kong), Tesla (Tesla Deliveries)
*Large Luxury Vehicle Market defined as: Tesla Model S, Audi A7/S7/RS7, Audi A8/S8, BMW 6-Series Gran Coupe, BMW 7- Series, Jaguar XJ/XJR, Lexus LS, Mercedes CLS-Class, Mercedes S-Class, Porsche Panamera; excludes 2 door variants, and estate/wagon body styles

FULLY VERTICALLY INTEGRATED


Design
Manufacturing
Sales
Financing
Service
Re-charging

TESLA
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CONTINUED ABILITY TO SUCCESSFULLY EXECUTE MULTIPLE PROJECTS SIMULTANEOUSLY

- Q3 2016 was best quarter ever for Tesla for deliveries and production
  - Delivered ~24,500 vehicles, an increase of 70% from Q2 2016
  - Vehicle production rose to 25,185, an increase of 37% from Q2 2016
- Gigafactory development is on track with Panasonic partnership
- Continued, uninterrupted product innovation with several key product launches announced
  - All Tesla vehicles now produced have the hardware needed for full self-driving capability
  - New models such as Model S P100D with Ludicrous mode and Model X P100D with Ludicrous mode were launched
  - Model 3 development on track with volume production and deliveries scheduled for late 2017
  - Ongoing work on future Tesla vehicles
- Sales, Service and Supercharger locations continue to expand worldwide

Gigafactory on track to ramp battery production



Model 3 delivery scheduled for late 2017



Fully equipped with hardware for self-driving capability



TESLA

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ROADMAP FOR SUCCESSFUL INTEGRATION

- Joint integration team from both Tesla and SolarCity led by corporate development and human resources
- Priority in the near-term is business continuity for both companies
- Over the course of 2017 the combined company will transition to operate as one company under Tesla name
- Tesla will have 3 products sold and marketed under the Tesla brand – Autos, Batteries, and Solar
- All employees will be Tesla employees supporting Tesla's three products
- Employees will be focused together to drive growth in three products and develop joint product offerings
- Shared vision – Tesla brand and global reach will accelerate ability to realize vision of sustainable energy future




TESLA



TESLA

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RECENT TESLA/PANASONIC PARTNERSHIP ANNOUNCEMENT

TESLA + Panasonic

ANNOUNCEMENT OVERVIEW

- Blending best from Tesla, SolarCity & Panasonic in PV cell technology & manufacturing processes
- Entered into a non-binding letter of intent on October 16, 2016 to collaborate on photovoltaic cell and module production in Buffalo, New York
  - Contingent upon shareholders' approval of Tesla's acquisition of SolarCity, Tesla will use the cells and modules in a solar energy system that will work seamlessly with Tesla's energy storage products (Powerwall and Powerpack)
  - Panasonic expected to begin PV cell and module production at the Buffalo facility in 2017
  - Tesla intends to provide a long-term purchase commitment for those cells from Panasonic
  - The collaboration extends the established relationship between Tesla and Panasonic, which includes the production of electric vehicles and energy storage battery cells

SIGNIFICANT BENEFITS FOR TESLA

- Partnership benefits include:
  - **Accelerated product development**
    - Partnership enables accelerated production of high-efficiency, reliable solar cells and modules at the best cost
  - **Technical expertise**
    - Enables Tesla to leverage Panasonic's 30+ year experience in manufacturing solar panels and its valuable manufacturing expertise
    - Combines the best cell component technology from both companies and integrates them into the new solar modules that will be produced in Buffalo
  - **Credibility**
    - Partnering with market leader such as Panasonic signals the value proposition and capabilities of the production facility

TESLA

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I I . FINANCING AND LIQUIDITY20 ? TESLA.COM

COMPLEMENTING STRONG BALANCE SHEET WITH RETAIL AND PROJECT FINANCING CAPABILITIES

- We expect SolarCity to reach cash flow breakeven with cost and revenue synergies and Tesla's prudent capital and operating expense management
- SolarCity and Tesla successfully access the capital markets for two distinct reasons:

1 CORPORATE DEBT AND EQUITY TO EXPAND BUSINESS OPERATIONS

- Tesla's equity rounds since 2012 used to expand product offering
- Sound liquidity and corporate debt positions, bolstered by recent pay down of near-term Convertible Notes
- 3x expansion of cash and available liquidity on Tesla's balance sheet during 2016

2 PROJECT FINANCING AND RETAIL FINANCE PRODUCTS AS SOURCES OF CAPITAL FOR CUSTOMERS

- SolarCity engages in project financing to pull forward cash from solar installations and redeploy capital for new customers
  - Three new funds created in the last 90 days to enable almost $1.0bn in solar projects, demonstrate SolarCity's diversified pool of institutional investors
  - With rollout of new loan offering in Q2 2016, cash and loan purchases to represent 30% of sales
- Tesla partners with a global network of financial institutions to provide attractive retail financing sources for vehicle purchases
  - $1.6bn lease capacity in North America alone with existing and new leasing partners, as well as success of loan products launched in May '16
  - $300mm asset-based retail lease facility executed in the 3rd quarter to monetize direct leases

TESLA

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SIGNIFICANT COST AND REVENUE SYNERGIES

COST SYNERGIES

- **$150mm of direct cost synergies expected to be achieved in first full year after closing**
- Cost synergies driven by:
  - Sales and marketing efficiencies enabled through cross-selling
  - Significant corporate and overhead savings
- Additional potential cost savings:
  - Lowering hardware costs and total cost of ownership (TCO)
  - Reducing installation and service costs
  - Improving manufacturing efficiency
  - Reducing customer acquisition costs through combined sales channels
  - Optimizing capital expenditure costs

REVENUE SYNERGIES

- Leverage Tesla's footprint to drive solar sales leads and consumer trust
- Increase solar leads from foot traffic in Tesla stores – customers have overlapping product interest
- Global reach of Tesla's 190+ stores and brand as solar product expands internationally
- Simplifying the install process for vehicle charging, solar and storage products
- Single ordering experience, installation and service contact

> *"There are likely cost synergies due to operating overlaps…**Management has noted $150 million in synergies, which we think is easily achievable"***
>
> Cowen, September 8, 2016

TESLA

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TESLA CONTINUES TO TACTICALLY ACCESS CAPITAL MARKETS FOR CORPORATE FINANCING

CORPORATE FINANCING CAPABILITIES



TESLA
Equity
Debt
Available Liquidity
$0.8bn
$1.1bn
$2.3bn
$750mm
+ $750mm liquidity
$1.7bn
+ $550mm liquidity
IPO-2012
2013
2014
2015
Year-to-Date

Equity Follow-On

- History of successful execution, most recently with a ~$1.7bn equity offering to accelerate the production ramp of the Model 3
  - Timing for capital needs of the development of Model 3 mass market vehicle and Tesla Gigafactory

Corporate Debt

- Successfully diversified capital structure and expanded available liquidity
  - $3.0bn issued in convertible markets and expanding $1.3bn in committed asset-based financing from money center banks

STRONG LIQUIDITY POSITION



$3.2bn
+ $300mm avail. liquidity
Q2'16
Cash and Liquidity
Convertible Debt Maturities
$205mm
$920mm
$1.4bn
2018
2019
2021

Liquidity and Liability Management

- Year-to-date Tesla has prudently managed to a >$3.0bn+ liquidity position
  - ~$1.0bn of available committed sources of liquidity for working capital purposes
  - $300mm retail lease financing redeployed for new customers in addition to global partnerships with lease providers
- De-levered profile of the business with >$450mm of conversion requests received year-to-date, reducing the aggregate principal of 2018 maturities to $205mm

TESLA

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SOLARCITY TO ALIGN FUTURE GROWTH WITH A SELF-FUNDED MODEL

FOCUS ON REVENUES THAT TRANSLATE INTO FREE CASH FLOWS



SolarCity
$5.2bn
$8.05bn
Solar Assets
Cash Flow Generation

- Ability to successfully generate excess cash flow from operations:
  - >$5bn solar assets deployed as of Q2 2016, to generate ~$8bn in customer cash flows over the life of the contracts
- Accelerating sales via cash purchase and retail loans (launched late Q2'16)
  - 5x increase in cash/loan sales vs. leases in recent quarter with multiple financing partners to scale the loan business
  - Addresses GAAP losses due to timing mismatch for recognition of costs and revenues
  - Complements ability to monetize customer Power Purchase Agreements (PPA) and leases through project financing

SELF-FUNDED PROJECT FINANCING EXPANDS CORPORATE CAPITAL STRUCTURE



Project Financing
• Retail Solar Bonds
• Convertible debt
• Equity raised
$1.4bn
$0.7bn ABS debt
+ $1.1bn project level debt
$0.7bn
85% serviced
$3.4bn
70% already serviced
Q2'16 Capital Structure
Secured Asset-Based Debt
Other Project Financing
Non-Controlling Funds

- Best in class project financing capabilities for contracted assets such as customer leases and power purchase agreements (PPA)
  - Discrete financing structures created with and for institutional investors purchasing future cash flows, tax benefits or both
- Any leverage used by these fund structures is non-recourse debt to the company and paid back by the contracted customer payments -- 50%+ of SolarCity debt is non-recourse
- Proven track record of ability to raise capital for solar systems installations
  - Recently created two funds, one with Citi and one with Credit Suisse to finance over $347mm and $300mm in solar projects for homeowners and small businesses respectively
  - Additionally in September 2016, raised $305mm in a cash equity transaction with Quantum Strategic Partners

TESLA

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I I I . GOVERNANCE AND PROCESS25 ? TESLA.COM

TESLA BOARD PROCESS

TESLA BOARD REVIEWS STRATEGIC OPPORTUNITIES IN THE ORDINARY COURSE

- Tesla Board explored options to create a more vertically integrated sustainable energy company
  - Expediting the transition to a solar-electric economy has been long-time element of Tesla's strategic plan
- Tesla Board performed a thorough, comprehensive review of potential solar industry targets with the assistance of independent advisors
- Following this review, the Tesla Board concluded that SolarCity was the most attractive asset for Tesla in the solar energy industry

ROBUST PROCESS ADVISED BY INDEPENDENT ADVISORS

- Tesla engaged independent financial advisor (Evercore) and outside legal counsel (Wachtell Lipton)
- Elon Musk and Antonio Gracias recused themselves from any vote by the Tesla Board on matters relating to the transaction

TESLA BOARD CONDUCTED THOROUGH DELIBERATION OVER THE COURSE OF MANY MEETINGS

- Tesla Board met with its external advisors numerous times throughout the process, including 8 special meetings over the course of two months
- Tesla Board carefully evaluated the transaction from various perspectives and reviewed extensive due diligence, including from its independent financial advisor and outside legal counsel

TRANSACTION TERMS ARRIVED AT VIA ARM'S LENGTH NEGOTIATIONS

- Exchange ratio determined based on the totality of due diligence review of SolarCity, including new information discovered during diligence
- Tesla Board – with Elon Musk and Antonio Gracias recusing themselves – rejected two counterproposals from SolarCity and ultimately settled on an exchange ratio below the initial offer
- Tesla Board – with Elon Musk and Antonio Gracias recusing themselves – unanimously approved the transaction

APPROVAL PROCESS

- Transaction must be approved by a majority of the votes cast by unaffiliated Tesla shareholders

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THE BOARD AND MANAGEMENT TEAM CONDUCTED A THOROUGH PROCESS OVER THE COURSE OF MANY MEETINGS

- **May 31, 2016:** Tesla Board discussed the possible benefits and detriments of acquiring a solar energy company in the context of Tesla's existing strategic plan, and instructed Tesla management to assess the potential acquisition of a solar energy company
- **June 5 – June 20, 2016:** Tesla Board performed a thorough, comprehensive review of potential solar industry targets with the assistance of independent advisors
- **June 20, 2016:** Tesla Board met to discuss strategic alternatives, including a potential acquisition of a solar energy company. The Board ultimately decided to move forward with an initial offer to acquire SolarCity in an all-stock transaction at an exchange ratio of 0.122x - 0.131x
- **June 26, 2016:** SolarCity granted Tesla and its advisors access to an electronic data room; Tesla and its advisors began participating in numerous due diligence sessions regarding, among other things, business, legal, financial and regulatory matters
- **July 13, 2016:** SolarCity proposed having consideration based on a fixed value per share, inclusion of a go-shop provision and a lower termination fee and requested that Tesla consider providing short-term financing during the pendency of a merger. Tesla agreed to a customary go-shop provision with a reduced termination fee but required SolarCity to obtain financing from a third party during the pendency of a merger
- **July 19, 2016:** Tesla Board met to review diligence findings, including with respect to SolarCity's financing needs, and instructed its advisors to reject the SolarCity Special Committee's proposal that the acquisition consideration be based on a fixed value per share
- **July 22, 2016:** Tesla Board met to review diligence findings and updated perspectives on valuation
- **July 23, 2016:** SolarCity delivered a counterproposal of a fixed exchange ratio of 0.136x
- **July 24, 2016:** Tesla Board met to review diligence updates and discuss valuation, including the July 23rd counterproposal. Following discussion, the Tesla Board rejected the July 23rd counterproposal and authorized a revised proposal to acquire SolarCity at an exchange ratio of 0.105x
- **July 26, 2016:** SolarCity communicated a revised counterproposal at an exchange ratio of 0.1265x
- **July 27, 2016:** Tesla Board met to review diligence updates and discuss valuation, including the July 26th counterproposal. The Tesla Board rejected the July 26th counterproposal and agreed to a revised proposal at an exchange ratio of 0.110x, to which SolarCity agreed
- **July 30, 2016:** The Tesla Board approved the proposed merger
- **July 31, 2016:** The merger agreement was executed by the parties
- **August 1, 2016:** Tesla and SolarCity announced that they entered into a merger agreement

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INVESTOR OUTREACH

Tesla management and independent directors have actively engaged with investors

OVER NUMEROUS DISCUSSIONS

WITH TESLA'S LARGEST SHAREHOLDERS

- Tesla conducted comprehensive investor outreach, including extensive conversations with top shareholders
- Tesla's discussions with investors have helped them better understand the strategic rationale, capital structure of SolarCity and process
- The vast majority of Tesla's large institutional investors understand the strategic rationale of the combination and how it accelerates Tesla's long-term strategy
- Tesla continues to actively engage with its shareholder base

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POSITIVE INVESTOR AND MARKET SENTIMENT

There are likely cost synergies due to operating overlaps…**Management has noted $150 million in synergies, which we think is easily achievable**

Cowen, September 8, 2016

Of greater importance, Musk has a market advantage that his competitors arguably don't: Tesla itself. The carmaker is in the process of constructing a factory to manufacture what it thinks will be the most advanced battery yet. **The advantages of this battery are plainly evident for Tesla cars reliant on battery power, but the perceived synergies of such an advance extend to Solar City.**

Forbes, August 8, 2016

But the more we researched this, the more sense it made to combine Tesla with solar panels. **We believe they can make better products, make them more efficiently, and realize tremendous savings by selling the two products together.**

Ronald Baron, Founder, Baron Capital, August 4, 2016

Tesla isn't just a car company looking to buy a solar company. It's also a battery company that wants to link its two biggest markets: energy supply (solar) with energy demand (electric cars). **Cheap and efficient batteries are what make Tesla cars possible, and they have the potential to change the economics of solar, too.**

Bloomberg News, June 29, 2016

The combination of Tesla Motors and SolarCity is inevitable, offers attractive financial returns to shareholders of both companies, and creates a renewable energy leader that is uniquely positioned to catalyze a transformation of the energy and transportation industries.

Avondale Partners, June 28, 2016

TSLA retail stores offer SCTY the ability to significantly reduce customer acquisition costs and improve cash flow situation…[and] the ramp of differentiated solar plus storage products as well as battery packs**…From TSLA's standpoint, the acquisition makes execution on the Powerwall side much easier and not harder**

Deutsche Bank, June 22, 2016

The proposed merger [brings] a widely recognized brand to the solar industry which could drive greater customer acceptance of roof-top solar…SCTY can reduce customer acquisition cost by leveraging TSLA's retail sales network and brand recognition…There is nothing in the solar industry with brand awareness even approaching TSLA's

Barclays, June 22, 2016

If so inclined, you could provide for all of your energy needs without ever leaving the Tesla family. Forget the economies of scale (which are significant), that's just powerful branding. **And adding batteries to solar is about to become increasingly common, according to a recent analysis by Bloomberg New Energy Finance**

Bloomberg News, June 21, 2016

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I V . CONCLUSION30 ? TESLA.COM

A HIGHLY COMPLEMENTARY, STRATEGIC COMBINATION

STRATEGIC COMBINATION CREATES THE WORLD'S ONLY INTEGRATED SUSTAINABLE ENERGY COMPANY

- Creates a vertically integrated energy company offering end-to-end clean energy products
- With a Model S, Model X, or Model 3, a solar panel system, and a Powerwall, consumers can deploy and consume energy in an efficient and sustainable way, lowering costs and minimizing dependence on fossil fuels and the utility grid

EXPANDS ADDRESSABLE MARKET

- Expands Tesla's total addressable market to include the solar market, a $12bn[1] market in the US alone that is expected to grow at a compounded annual growth rate of 15% and 20% in the next 5 years
- Huge opportunity in roof market as five million US households replace roofs each year
- Customers of the two companies have shared ideals and benefit from the combined offerings of solar products, energy storage and electric vehicles

LEVERAGES CORE COMPETENCIES OF EACH COMPANY

- Tesla's experience in design, engineering, and manufacturing will help to advance solar panel technology, including by making solar panels more aesthetically pleasing
- Combination enables Tesla to provide the best possible installation service for Powerwalls and charging systems by utilizing SolarCity's best-in-class installation team and also allows Tesla to leverage SolarCity's expertise in offering customer-friendly financing products

SUBSTANTIAL COST EFFICIENCIES AND REVENUE SYNERGIES

- $150mm of direct cost synergies expected in the first full year after closing, driven by sales & marketing efficiencies and corporate & overhead savings
- Leverage Gigafactory's global scale battery cell production facility for reduced production costs
- Drive revenue synergies through simplifying access to sustainable energy products and leveraging complementary channel strengths

GREAT CULTURAL FIT

- Shared mission of sustainability, innovation and overcoming challenges that stand in the way of progress toward these goals

(1) Value of new US residential and commercial and industrial solar installations

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APPENDIX32 ? TESLA.COM

TESLA OVERVIEW

- Leading vertically integrated provider of high-performance fully electric vehicles and energy storage products
  - Design and vehicle engineering capabilities, combined with technical advancements of powertrain system, provide customers with long range and recharging flexibility; high-performance without compromised design or functionality; and energy efficiency and attractive cost of ownership
  - Established network of vehicle sales and service centers and Supercharger stations globally
  - Building battery manufacturing facility – Gigafactory – to integrate battery material, cell, module and battery pack production in one location for use in electric vehicles and energy storage applications
- Electric vehicles
  - Planned production model: Model 3 (mass-market affordable vehicle) with volume production and deliveries scheduled for late 2017
  - Current production models: Model S (luxury sedan) and Model X (crossover/SUV)
- Energy storage products
  - Leveraged vehicles' energy management technologies and manufacturing processes to develop energy storage products for use in homes, commercial sites and utilities
  - Began production and deliveries of energy storage products – 6.4 kWh Powerwall for residential applications and 100 kWh Powerpack for commercial and industrial applications – in Q3 2015

Tesla Facts
NASDAQ: TSLA

- Founded: 2003
- Based: Palo Alto, CA
- Employees: 13,058*
- Mission: Accelerate the world's transition to sustainable energy
- 2015 Revenue: $4bn (GAAP)
- Market cap: ~ $29.9bn**
- Retail locations: >190

*As of 12/31/15
**As of 10/20/16

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SOLARCITY OVERVIEW• America’s #1 installer of residential and commercial solar; provides homeowners, businesses andgovernment organizations with solar energy as a serviceF ll ti ll i t t d h l fi i i i f t i i t ll ti it i d i tSolarCity FactsNASDAQ: SCTY– Fully vertically integrated approach: sales, financing, engineering, manufacturing, installation, monitoring and maintenance– Leveraging differentiated technology and significant scale to drive down the cost of solar energy to an affordable level for more and morepeople across the US and, eventually, the world– Focus on technology-based solutions to build a cleaner, more affordable, more resilient energy distribution grid• 2006 285 000 • Founded: 2006• Based: San Mateo, CA• Employees: ~ 12,000*• Mission: SpeedSince 2006, installed solar energy systems for over 285,000 customers– More than 100,000 new installations in 2015– Deployed 778 megawatts and installed 870 megawatts in 2015• Primary solar offerings:widespread adoption ofsolar power by offeringproducts that save ourcustomers money• 2015 Revenue: ~ $400mm– Residential and commercial: SolarLease (lease panels to customer); SolarPPA (install panels and customer pays for energy produced);MyPower (loan to purchase panels); upfront purchase (includes federal tax benefit); PowerGuide (monitoring solution)– Utility and grid services: Utility-Scale Solar (solar power plants); Distributed Energy Solutions (work with grid operators to createincreased flexibility and resiliency); Dispatchable Utility-Scale Energy Storage (use storage solutions to manage peak load and capacity)• channels include force door-to-door sales centers • Market cap: ~ $2bn***As of 12/31/15**As of 10/20/1634 ? TESLA.COMDistribution direct outside sales force, door to sales, call centers, channelpartner network (e.g., Home Depot and Best Buy) and customer referral program

BIOS OF PRESENTERS

ROBYN DENHOLM

Independent Director

Robyn M. Denholm has served on Tesla's Board of Directors since 2014. She also serves on ABB Ltd.'s Board and has previously served on Echelon Corporation's Board from 2008 to December 2013 – on both company's boards, she served as an independent board member and as a member of the Audit Committee. From July 2013 until February 2016, Ms. Denholm served as Executive Vice President and Chief Financial and Operations Officer of Juniper, which she had joined in August 2007 as Executive Vice President and Chief Financial Officer. In these roles she helped Juniper achieve record revenues while delivering breakthrough innovations to customers.

Prior to joining Juniper, Ms. Denholm served in various executive roles at Sun Microsystems from January 1996 to August 2007, including Senior Vice President of Corporate Strategic Planning, Senior Vice President of Finance, and Vice President and Corporate Controller (Chief Accounting Officer). She also served at Toyota Motor Corporation Australia for seven years and at Arthur Andersen & Company for five years in various finance assignments.

Ms. Denholm is a Fellow of the Institute of Chartered Accountants of Australia and holds a Bachelor's degree in Economics from the University of Sydney and a Master's degree in Commerce from the University of New South Wales.

In 2011, Ms. Denholm was a Bay Area CFO of the Year finalist and she was recently named on Silicon Valley Business Journal's Women of Influence List.

TODD MARON

General Counsel and Corporate Secretary

Todd Maron has served as Tesla's General Counsel since September 2014, having previously worked as Tesla's Deputy General Counsel since September 2013.

Prior to joining Tesla, Todd was a partner at Jaffe and Clemens and prior to that was an associate at Irell & Manella. Todd is a member of the Los Angeles Center for Law and Justice's Board of Directors, and holds a BA with honors from the University of Michigan and a JD from the New York University School of Law.

ELON MUSK

Chairman and Chief Executive Officer

Elon Musk has served as Tesla's Chief Executive Officer since October 2008 and as Chairman of Tesla's Board of Directors since April 2004. Mr. Musk has also served as Chief Executive Officer, Chief Technology Officer and Chairman of Space Exploration Technologies Corporation, a company which is developing and launching advanced rockets for satellite and eventually human transportation ("SpaceX"), since May 2002, and as Chairman of SolarCity Corporation, a solar installation company ("SolarCity"), since July 2006.

Prior to SpaceX, Mr. Musk co-founded PayPal, an electronic payment system, which was acquired by eBay in October 2002, and Zip2 Corporation, a provider of Internet enterprise software and services, which was acquired by Compaq in March 1999. Mr. Musk holds a B.A. in physics from the University of Pennsylvania and a B.S. in business from the Wharton School of the University of Pennsylvania.

JASON WHEELER

Chief Financial Officer

Jason Wheeler has served as Tesla's Chief Financial Officer since November 2015.

Prior to joining Tesla, Mr. Wheeler served as Vice President of Finance at Google, where he had worked for over 13 years. He has also worked at Booz Allen Hamilton as an associate and at Hewlett Packard as a senior financial analyst. He holds a bachelor's degree in finance, summa cum laude, from Colorado State University and an MBA from Harvard Business School.

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